Exhibit (i)
                                Ropes & Gray LLP
                                One Metro Center
                              700 12th Street, N.W.
                                    Suite 900
                           Washington, D.C. 20005-3948

                   WRITER'S DIRECT DIAL NUMBER: (202) 508-4625

November 28, 2008

Fifth Third Funds
38 Fountain Square Plaza
Cincinnati, Ohio 45263

Gentlemen:

You have registered under the Securities Act of 1933, as amended (the "1933 Act") an indefinite number of shares of beneficial interest ("Shares") of the Fifth Third Funds ("Trust"), as permitted by Rule 24f-2 under the Investment Company Act of 1940, as amended (the "1940 Act"). You propose to file a post-effective amendment on Form N-1A (the "Post-Effective Amendment") to your Registration Statement as required by Section 10(a)(3) of the 1933 Act and the Rules thereunder and Section 8(b) of the 1940 Act and the rules thereunder. The purpose of this filing is to update the financial information of each of the Fifth Third All Cap Value Fund, Fifth Third Bond Fund, Fifth Third Disciplined Large Cap Value Fund, Fifth Third Dividend Growth Fund, Fifth Third Equity Index Fund, Fifth Third High Yield Bond Fund, Fifth Third Institutional Government Money Market Fund, Fifth Third Institutional Money Market Fund, Fifth Third International Equity Fund, Fifth Third Micro Cap Value Fund, Fifth Third Mid Cap Growth Fund, Fifth Third Prime Money Market Fund, Fifth Third Short Term Bond Fund, Fifth Third Small Cap Growth Fund, Fifth Third Small Cap Value Fund, Fifth Third Strategic Income Fund, Fifth Third Quality Growth Fund and Fifth Third U.S. Treasury Money Market Fund of the Trust described in said Registration Statement (each a "Series") and to make certain other changes.

We have examined your Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts and the Clerk of the City of Boston. We have also examined a copy of your Bylaws and such other documents, receipts and records as we have deemed necessary for the purpose of this opinion.

Based upon the foregoing, we are of the opinion that the issue and sale of the authorized but unissued Shares of the Series have been duly authorized under Massachusetts law. Upon the original issue and sale of your authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the net asset value of the Shares established and in force at the time of their sale, the Shares issued will be validly issued, fully paid and non-assessable.

The Fifth Third Funds is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust provides for indemnification out of the property of a particular series of Shares for all loss and expenses of any shareholder of that series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that series of Shares itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the filing of the Post-Effective Amendment. We consent to the filing of this opinion with and as part of your Post-Effective Amendment.

Sincerely,

/s/ Ropes & Gray LLP
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Ropes & Gray LLP